(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: October 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Flow International Corporation

Full Name of Registrant

Former Name if Applicable

23500 - 64th Avenue South

Address of Principal Executive Office (Street and Number)

Kent, Washington 98032

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In the past three weeks, the Company has filed a Form 10-K/A for the year ended April 30, 2005 and has also filed a pre-effective amendment to its S-1 registration statement for registration of shares issued in a PIPE transaction. In addition, the Company has brought itself back into NASDAQ compliance by filing its First Quarter Form 10-Q. As a result, the Company needs additional time to complete the filing of its second quarter Form 10-Q. The Company knows of no issues that would keep it from filing its fiscal second quarter Form 10-Q within the time allotted by the 12b-25 extension. As a result, the Company has not been able to complete without unreasonable effort or expense its second fiscal quarter Form 10-Q. The Company expects to file this Form 10-Q within the five day extension period allowed by Rule12b-25.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

John Leness (Name)	(253) (Area Code)	850-3500 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Flow International Corporation

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 15, 2005	By:	/s/ John S. Leness
		Name	John S. Leness
		Title	General Counsel and Secretary

Attachment to Form 12b-25

dated

December 15, 2005

Flow International Corporation

The following supplements item 3 of Part IV of the Flow International Corporation Form 12b-25 dated December 15, 2005:

The Company is finalizing its accounting and related estimates, and results of operations can not be determined before this work is complete. In addition, the Company has divested its Avure business, and as a result, will report it as discontinued operations.